JNL SERIES TRUST
                                 1 Corporate Way
                             Lansing, Michigan 48951
                                 (517) 381-5500


August 20, 2008

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:      JNL Series Trust; File Nos. 33-87244 and 811-8894
         JNL Investors Series Trust; File Nos. 333-43300 and 811-10041 JNL Variable Fund LLC; File Nos. 333-68105 and 811-09121 JNLNY Variable Fund I LLC; File Nos. 333-79415 and 811-09357 (ALL OF THE ABOVE HEREINAFTER REFERRED TO AS THE "ASSUREDS")

Dear Sir/Madam:

On behalf of JNL Series Trust ("Trust"), enclosed herewith for electronic filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find Exhibits 99-1 through 99-4, which collectively meet the requirements of romanettes (a) - (e) of Rule 17g-1, as outlined herein below:

     (a) A copy of the Declarations Financial Institution Investment Company Asset Protection Bond ("Fidelity Bond") insuring the above referenced Assureds, in the amount of $7 million, effective August 1, 2008, issued by Chubb Group of Insurance Companies is attached under EXHIBIT 99-1;

     (b) A copy of the Secretary Certificate reflecting the approval of the resolutions of a majority of Trustees/Managers of the consolidated Board of the Assureds who are not "interested persons" of the Trusts/Funds, approving the amount, type, form and coverage of the Bond is attached under EXHIBIT 99-2;

     (c) A statement showing the amount of a single insured bond, which each Assured would have been required to provide and maintain had each Assured not been named as a joint insured under the Bond (attached as EXHIBIT 99-3);

     (d) Premiums for the Bond have been appropriately paid from August 1, 2008 through the period ending June 24, 2009; and

     (e) A copy of the executed joint Fidelity Bond Agreement between the joint Assureds in accordance with Rule 17g-1 (f) is attached under EXHIBIT 99-4.

If  there  are  any  questions   regarding  this  filing,   please  contact  the
undersigned, at (517) 367-4336.

Sincerely yours,

By: /s/ Susan S. Rhee
Susan S. Rhee

Enclosures